Sit Mutual Funds

Platinum Partner

Visit Booth #35
at the FPA of MN
Symposium 2008

Stock Funds

Developing Markets Growth
Small Cap Growth
International Growth
Mid Cap Growth
Large Cap Growth
Global Dividend Growth
Dividend Growth
Balanced

Bond Funds

Minnesota Tax-Free Income
Tax-Free Income
U.S. Government Securities
Money Market

Sit Investment Associates

Sit Mutual Funds

www.sitfunds.com 1-800-332-5580

Carefully consider the Funds' investment objectives, risks, charges and expenses before investing. The prospectus contains this and other imporant Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.